SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO Sec. 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO Sec. 240.13d-2

(Amendment No.___1______)*

Homeowners Choice, Inc.

(Name of Issuer)

Common Stock, no par value and

7% Series A cumulative Preferred Stock, no par value

 (Title of Class of Securities)

910710 10 2

(CUSIP Number)

December 31, 2012

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910710 10 2	13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 303,679
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 303,679
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% of the 7% Series A cumulative convertible preferred stock 3.0% of the Common Stock on a post-conversion basis
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 910710 10 2	13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 303,679
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 303,679
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% of the 7% Series A cumulative convertible preferred stock 3.0% of the Common Stock on a post-conversion basis
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 910710 10 2	13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 303,679
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 303,679
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% of the 7% Series A cumulative convertible preferred stock 3.0% of the Common Stock on a post-conversion basis
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 910710 10 2	13G	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 303,679
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 303,679
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% of the 7% Series A cumulative convertible preferred stock 0% of the Common Stock on a post-conversion basis
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 910710 10 2	13G	Page 6 of 9 Pages

 Item 1(a). Name of Issuer:

Homeowners Choice, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

5300 West Cypress Street, Suite 100, Tampa, FL 33607

Item 2(a). Name of Person Filing:

Farnam Street Partners, L.P., a Minnesota Limited Partnership (the "Fund"), of which the General Partner is Farnam Street Capital, Inc., a Minnesota corporation (“FSC”). Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC.

Item 2(b). Address of Principal Business Office, or if none, Residence:

3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

Item 2(c). Citizenship:

The Fund is a Minnesota limited partnership; FSC is a Minnesota corporation and Messrs. Cabillot and Haeg are citizens of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, no par value and 7% Series A cumulative convertible preferred stock, no par value

Item 2(e). CUSIP Number:

910710 10 2

Item 3. If This Statement is Filed Pursuant to Sec.Sec. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

302,079 shares of Common Stock; and 1,600 shares of 7% Series A cumulative convertible preferred stock

(b) Percent of class:

Less than 1% of the 7% Series A cumulative convertible preferred stock 3.0% of common stock on a post-conversion basis

(Based upon 10,187,277 shares of Common Stock outstanding as of 11/5/2012 and 331,525 shares of 7% Series A cumulative convertible preferred stock outstanding as of 9/30/12 as reported by the Issuer in it most recently filed Quarterly report on Form 10-Q)

(c) Number of shares as to which such person has:
Messrs. Cabillot and Haeg, as officers of Farnam Street Capital, Inc., the general partner of Farnam Street Partners, LLP, share voting and dispositive power over all 303,679 shares.

 Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent
of the class of securities, check the following:

 ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item7.	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control

Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

(a) Not applicable

(b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec.240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2013

FARNAM STREET PARTNERS, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By: /s/ Raymond E. Cabillot___________
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By: /s/ Raymond E. Cabillot__________
Raymond E. Cabillot
Chief Executive Officer

By: /s/ Raymond E. Cabillot___________
Raymond E. Cabillot

By: /s/ Peter O. Haeg_______________
Peter O. Haeg